

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Shanyou Li
Chief Executive Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People's Republic of China

> **Re:** **Ku6 Media Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 0-51116**

Dear Mr. Li:

We have reviewed your response letter dated January 25, 2011 and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1. We note your response to comment 1 from our letter dated December 28, 2010 and we have the following comment.

What is the background of the people involved in your financial reporting?

It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Finance Controller, and Reporting Manager, appear to have very limited U.S. GAAP experience.

It is unclear from your response whether any of these individuals attended U.S. institutions or educational programs that have provided relevant education relating to U.S.

GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise. Additionally:

i. With regard to your current Chief Financial Officer, please describe in greater detail the external training courses and conferences on U.S. GAAP and SEC rules and regulations that he has attended, including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the specific areas of U.S. GAAP addressed in this training and the duration of such training. Also, explain in detail how your Chief Financial Officer is able to review financial statements that are presented in accordance with U.S. GAAP and take the ultimate responsibility for the financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while acting as your Chief Financial Officer or as the Chief Financial Officer or director of other companies domiciled within the PRC.

ii. With regard to your Finance Controller and your Reporting Manager, please describe in greater detail the external training courses and conferences on U.S. GAAP and SEC rules and regulations that they have attended, including the specific areas of U.S. GAAP addressed in the training and the duration of such training. Further, please provide us with more specific details of each of their relevant working experience with Big Four accounting firms and U.S. listed companies, including the nature of these engagements, the specific scope of their audit work on the engagements, and explain how it relates to U.S. GAAP.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
　　　　　For

Larry Spirgel
Assistant Director

Cc: James C. Lin, Esq., Davis Polk & Wardwell
　　　Via facsimile, 852-2533-1768